CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2018

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Board of Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Board’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 20, 2019	February 20, 2019

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 38 of the consolidated financial statements.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

IAMGOLD Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31,
2018 and 2017, the related consolidated statements of earnings, comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31,
2018 and 2017, and the financial performance and its cash flows for each of the years then ended, in conformity with International
Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in
Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission,
and our report dated February 20, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1998.

Toronto, Canada

February 20, 2019

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
IAMGOLD Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited IAMGOLD Corporation’s (the Company) internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statement of earnings, comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting in Form 40-F for the fiscal year ended December 31, 2018. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the
PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2019

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
(In millions of U.S. dollars)	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	7	$615.1	$664.1
Short-term investments	8	119.0	127.2
Consideration receivable	10	—	93.8
Receivables and other current assets	11	78.1	75.9
Inventories	12	274.7	200.0
		1,086.9	1,161.0
Non-current assets
Investments in associates and incorporated joint ventures	13	76.8	69.0
Property, plant and equipment	14	2,436.1	1,940.2
Exploration and evaluation assets	15	47.3	474.6
Income taxes receivable		8.6	17.3
Restricted cash	9	23.9	24.5
Inventories	12	202.9	177.6
Other assets	16	78.5	102.7
		2,874.1	2,805.9
		$3,961.0	$3,966.9
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$196.0	$196.2
Income taxes payable		15.4	14.9
Current portion of provisions	17	9.0	17.1
Other liabilities	18	6.8	2.9
		227.2	231.1
Non-current liabilities
Deferred income tax liabilities	19	188.2	198.2
Provisions	17	341.4	299.0
Long-term debt	20 (a)	398.5	391.6
Other liabilities	18	13.1	0.2
		941.2	889.0
		1,168.4	1,120.1
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	24	2,680.1	2,677.8
Contributed surplus		48.2	43.0
Retained earnings		63.1	91.3
Accumulated other comprehensive loss		(58.8)	(20.5)
		2,732.6	2,791.6
Non-controlling interests		60.0	55.2
		2,792.6	2,846.8
Contingencies and commitments	17 (b), 36
		$3,961.0	$3,966.9

The accompanying notes are an integral part of these consolidated financial statements.
Signed on behalf of the Board of Directors,

Donald K. Charter, Chairman	Stephen J. J. Letwin, Director

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

CONSOLIDATED STATEMENTS OF EARNINGS

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2018	2017
Revenues		$1,111.0	$1,094.9
Cost of sales	28	974.1	942.0
Gross profit		136.9	152.9
General and administrative expenses	29	(42.1)	(40.3)
Exploration expenses		(39.2)	(38.4)
Reversal of impairment charges	35	—	524.1
Other expenses	30	(21.5)	(18.3)
Earnings from operations		34.1	580.0
Share of net earnings from investments in associates and incorporated joint
ventures, net of income taxes	13	12.6	15.0
Finance costs	31	(8.8)	(10.9)
Foreign exchange gain (loss)		(13.6)	7.3
Interest income, derivatives and other investment gains (losses)	32	(6.0)	16.7
Earnings before income taxes		18.3	608.1
Income taxes	19	(38.0)	(97.6)
Net earnings (loss)		$(19.7)	$510.5
Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation		$(28.2)	$501.6
Non-controlling interests		8.5	8.9
Net earnings (loss)		$(19.7)	$510.5
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)
Basic	26	466.5	463.0
Diluted	26	466.5	467.5
Earnings (loss) per share
Basic	26	$(0.06)	$1.08
Diluted	26	$(0.06)	$1.07

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2018	2017
Net earnings (loss)		$(19.7)	$510.5
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(10.8)	17.9
Net realized change in fair value of marketable securities	21 (b)	(0.4)	(10.9)
Tax impact	19	1.8	(0.6)
		(9.4)	6.4
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	21 (c)	(1.1)	16.5
Time value of options contracts excluded from hedge relationship	21 (c)	(15.8)	(1.9)
Net change in fair value of cash flow hedges reclassified to the statements of earnings	21 (c)	(10.9)	(4.0)
Tax impact	19	1.2	(0.3)
		(26.6)	10.3
Currency translation adjustment	13	(1.2)	0.8
Total other comprehensive income (loss)		(37.2)	17.5
Comprehensive income (loss)		$(56.9)	$528.0

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$(65.4)	$519.1
Non-controlling interests		8.5	8.9
Comprehensive income (loss)		$(56.9)	$528.0

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2018	2017
Common shares
Balance, beginning of the year		$2,677.8	$2,628.2
Issuance of common shares		—	33.3
Issuance of flow-through common shares	24	—	13.4
Issuance of common shares for share-based compensation		2.3	2.9
Balance, end of the year		2,680.1	2,677.8
Contributed surplus
Balance, beginning of the year		43.0	40.1
Issuance of common shares for share-based compensation		(2.3)	(2.9)
Share-based compensation	27	8.4	5.9
Other		(0.9)	(0.1)
Balance, end of the year		48.2	43.0
Retained earnings
Balance, beginning of the year		91.3	(409.7)
Net earnings (loss) attributable to equity holders of IAMGOLD Corporation		(28.2)	501.6
Other		—	(0.6)
Balance, end of the year		63.1	91.3
Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the year		(22.6)	(29.0)
Net change in fair value of marketable securities, net of income taxes		(9.4)	6.4
Balance, end of the year		(32.0)	(22.6)
Cash flow hedge fair value reserve
Balance, beginning of the year		5.4	(3.8)
Net change in fair value of cash flow hedges recognized in property, plant and equipment	21 (c)	(1.1)	(1.1)
Net change in fair value of cash flow hedges recognized in other comprehensive income, net of income taxes		(26.6)	10.3
Balance, end of the year		(22.3)	5.4
Currency translation adjustment
Balance, beginning of the year		(3.3)	(4.1)
Change for the year	13	(1.2)	0.8
Balance, end of the year		(4.5)	(3.3)
Total accumulated other comprehensive loss		(58.8)	(20.5)
Equity attributable to equity holders of IAMGOLD Corporation		2,732.6	2,791.6
Non-controlling interests
Balance, beginning of the year		55.2	49.4
Net earnings attributable to non-controlling interests		8.5	8.9
Dividends to non-controlling interests	25	(3.7)	(3.1)
Balance, end of the year		60.0	55.2
		$2,792.6	$2,846.8

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2018	2017
Operating activities
Net earnings (loss)		$(19.7)	$510.5
Adjustments for:
Finance costs	31	8.8	10.9
Depreciation expense		266.2	266.0
Derivative gain	21	(1.8)	(6.9)
Income taxes	19	38.0	97.6
Interest income	32	(13.3)	(9.4)
Reversal of impairment charges	35	—	(524.1)
Gain on sale of a 30% interest in the Côté Gold Project	10	—	(19.2)
Share of net earnings from investments in associates and incorporated joint
ventures, net of income taxes	13	(12.6)	(15.0)
Write-down of inventories	12	4.9	14.2
Loss on redemption of 6.75% Senior Notes	20 (a)	—	20.2
Write-down of related party loan receivable	37	10.9	—
Write-down of assets	30	9.2	2.5
Effects of exchange rate fluctuation on short-term investments		5.2	—
Effects of exchange rate fluctuation on cash and cash equivalents		4.7	(11.4)
Other non-cash items	34 (a)	18.7	9.6
Adjustments for cash items:
Dividends from Sadiola	13	2.1	2.1
Settlement of derivatives		10.9	1.4
Disbursements related to asset retirement obligations		(4.9)	(5.0)
Movements in non-cash working capital items and non-current ore stockpiles	34 (b)	(97.3)	1.3
Cash from operating activities, before income taxes paid		230.0	345.3
Income taxes paid		(38.9)	(50.0)
Net cash from operating activities		191.1	295.3
Investing activities
Capital expenditures for property, plant and equipment		(257.2)	(197.0)
Capitalized borrowing costs	31	(28.1)	(24.1)
Capital expenditures for exploration and evaluation assets		(42.5)	(13.4)
Net proceeds from sale of a 30% interest in the Côté Gold Project	10	92.1	96.5
Decrease in restricted cash		1.1	88.1
Acquisition of Saramacca exploration and evaluation asset	15	(8.2)	(5.0)
Interest received		12.6	7.7
Disposal (purchase) of short-term investments		4.8	(127.2)
Purchase of additional common shares of associate	13	—	(7.4)
Other investing activities	34 (c)	0.5	4.4
Net cash used in investing activities		(224.9)	(177.4)
Financing activities
Interest paid	31	(0.3)	(8.6)
Payment of finance lease obligations		(1.2)	(0.1)
Dividends paid to non-controlling interests	25	(3.7)	(3.1)
Redemption of 6.75% Senior Notes	20 (a)	—	(505.6)
Net proceeds from issuance of 7% Senior Notes	20 (a)	—	393.6
Long-term prepayment for finance lease	16	—	(4.9)
Proceeds from issuance of flow-through shares	24	—	15.1
Other financing activities		(5.3)	(3.6)
Net cash used in financing activities		(10.5)	(117.2)
Effects of exchange rate fluctuation on cash and cash equivalents		(4.7)	11.4
Increase (decrease) in cash and cash equivalents		(49.0)	12.1
Cash and cash equivalents, beginning of the year		664.1	652.0
Cash and cash equivalents, end of the year		$615.1	$664.1

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements of IAMGOLD and all of its subsidiaries, joint ventures and associates as at and for the years ended December 31, 2018 and 2017, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 4 and have been consistently applied in each of the years presented, except for the new accounting standards presented in note 3.

These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 20, 2019.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 22.

(c)	Basis of consolidation

Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	December 31, 2018	December 31, 2017	Type of Arrangement	Accounting Method

Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation

Rosebel Gold Mines N.V.	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation

Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation

Côté Gold division[1]	Côté Gold Project (Canada)	70%	70%	Division	Proportionate share

Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation

Société d'Exploitation des Mines d'Or de Sadiola S.A.	Sadiola mine (Mali)	41%	41%	Incorporated joint venture	Equity accounting

Merrex Gold Inc.[2]	Diakha-Siribaya Gold Project (Mali)	100%	100%	Subsidiary	Consolidation

1	Effective June 20, 2017, the Company holds an undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture (note 10).
2	On February 28, 2017, the Company increased its ownership in Merrex from 23% to 100% (note 6).

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(i)	Subsidiaries

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

(ii)	Associates

An associate is an entity over which the Company has significant influence but neither control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% of voting rights but has the power to be actively involved and influence in policy decisions affecting the entity. The Company's share of net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method. The Company has concluded that it has significant influence over its investment in INV Metals Inc. (“INV Metals”) through the level of ownership of voting rights (refer to note 13). The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that it does not control INV Metals.

Share of net losses from the associate is recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(iii)	Joint arrangements

Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of Société d’Exploitation des Mines d’Or de Sadiola S.A.

Share of net losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.

Dividends received from the Company's joint ventures are presented in the Company's Consolidated statements of cash flows as operating activities.

(iv)	Unincorporated arrangements

The Company participates in an unincorporated arrangement and has rights to its share of the undivided assets, liabilities, revenues and expenses of the property, subject to the arrangement, rather than a right to a net return, and does not share joint control (note 10). All such amounts are measured in accordance with the terms of the arrangement, which is usually in proportion to the Company’s interest in the assets, liabilities, revenues and expenses of the property. These amounts are recorded in the Company’s consolidated financial statements on the appropriate lines.

(d)	Functional and presentation currency

The functional currency of the Company’s subsidiaries and joint ventures is the U.S. dollar. The functional currency of the associate (INV Metals) is the Canadian dollar. The presentation currency of the Company's consolidated financial statements is the U.S. dollar.

For the associate, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Foreign exchange gains or losses on translation are included in other comprehensive income ("OCI"). The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.

Transactions denominated in foreign currencies are translated into the entity's functional currency as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;
•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•	Deferred tax assets and liabilities are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and
•

Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

Exchange gains or losses on translation of transactions are included in the Consolidated statements of earnings. When a gain or loss on certain non-monetary items, such as financial assets at fair value through other comprehensive income, is recognized in OCI, the translation differences are also recognized in OCI.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

These consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2017, except for the following new accounting standards and amendments to standards and interpretations, which were effective January 1, 2018, and were applied in preparing the consolidated financial statements for the year ended December 31, 2018. These are summarized as follows:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15"), which replaces IAS 11 - Construction Contracts and IAS 18 - Revenue. The objective of IFRS 15 is to establish a single, principles-based model to be applied to all contracts with customers in determining how and when revenue is recognized. IFRS 15 also requires entities to provide users of financial statements with more informative and relevant disclosures.

The Company adopted IFRS 15 effective January 1, 2018, with no adjustment to its consolidated financial statements. In accordance with IFRS 15, the Company has changed its accounting policy with respect to revenue recognition as follows:

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

IFRS 9 - Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 (2014) - Financial Instruments (“IFRS 9”) to replace IAS 39 - Financial Instruments: Recognition and Measurement. Effective April 1, 2014, the Company early adopted all of the requirements of IFRS 9 (2013), which was the previously issued version of IFRS 9.

The Company adopted IFRS 9 effective January 1, 2018, with no adjustment to its consolidated financial statements. IFRS 9 has a single, forward-looking ‘expected credit loss’ model for assessing impairment of financial assets (the “ECL model”), as opposed to an incurred loss model under IFRS 9 (2013). The application of the ECL model had minimal impact on the consolidated financial statements of the Company as the credit risk related to the financial assets of the Company is low and historically, customer defaults have been negligible.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation of a foreign currency transaction when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or part of it).

The interpretation was applicable for annual periods beginning on or after January 1, 2018. The Company adopted the interpretation effective January 1, 2018, with no adjustment to its consolidated financial statements.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint arrangements and associate in all periods presented in these consolidated financial statements.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the Consolidated balance sheets. Refer to note 22 on fair value measurements.

(i)	Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

Financial assets at fair value through profit or loss

Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings.

Amortized cost

Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.

Non-derivative financial liabilities

Accounts payable, accrued liabilities, senior notes, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight- line basis over the term of the credit facility.

(ii)	Non-hedge derivatives

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Derivative financial instruments at fair value through profit or loss, including embedded derivatives, requiring separation from its host contact, are recorded in the Consolidated balance sheets at fair value.

Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the Consolidated statements of earnings as non-hedge derivative gain or loss.

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii)	Hedge derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.

Any ineffective portion of a hedge relationship is recognized immediately in the Consolidated statements of earnings. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the Consolidated statements of earnings when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.

When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the Consolidated statements of earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the Consolidated statements of earnings.

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings immediately.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(b)	Inventories

Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the Consolidated balance sheets based on the period of planned usage.

The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(c)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges. The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation, and for qualifying assets, borrowing costs.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the Consolidated statements of earnings in other expenses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated statements of earnings as incurred.

Property, plant and equipment presented in the Consolidated balance sheets represents the capitalized expenditures related to: construction in progress; mining properties, stripping costs; and plant and equipment, including corporate assets.

(i)	Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 4(e) below) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and classified into the appropriate categories of property, plant and equipment and supplies inventories.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(ii)	Mining properties

Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.

(iii)	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories, concentrate inventory or ore stockpiles.

(iv)	Plant and equipment

Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

(d)	Depreciation

Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2018 and 2017, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are depreciated over the useful life of the related asset.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(e)	Mineral exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

(f)	Other intangible assets

Other intangible assets pertain to the fair value of favourable supplier contracts related to a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in Other non-current assets in the Consolidated balance sheets.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(g)	Impairment and reversal of impairment

(i)	Financial assets

Financial assets measured at amortized cost are reviewed for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment charge in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

A prior period impairment charge is reviewed for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. Impairment charge reversals are recognized in the Consolidated statements of earnings.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.

An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a cash generating unit ("CGU") for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the Consolidated statements of earnings. Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The assumptions used in determining the FVLCD for the CGU’s are typically life-of-mine ("LOM") production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of un-modeled mineralization, capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation projects. Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.

(h)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment. For locations where mining activities have ceased, changes to obligations are charged directly to the Consolidated statements of earnings. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the Consolidated statements of earnings. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(i)	Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized.

Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.

(j)	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the Consolidated balance sheets and tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent or venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:

•

When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in Income taxes on the Consolidated statements of earnings.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates.

(k)	Flow-through common shares

The Company recognizes flow-through common shares in equity based on the quoted market price of the existing shares on the date of issue. The difference between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred income tax impact is recorded as eligible expenditures are incurred.

(l)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share are calculated by dividing earnings attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, share options whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under share options and restricted share units and repurchased from proceeds is included in the calculation of diluted earnings per share.

(m)	Share-based compensation

The Company has the following share-based compensation plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based compensation plans in respect to its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the Consolidated statements of earnings and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(n)	Revenue recognition

Revenues include sales of gold and by-products.

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(o)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the contractual arrangement at inception date, including whether the arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these arrangements are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, with the interest element of the lease charged to the Consolidated statements of earnings as a finance cost. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized in the Consolidated statements of earnings on a straight-line basis over the lease term.

(p)	Segmented information

The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker ("CODM") to make resource allocation decisions and assess their performance. The Company's CODM is its Executive Committee. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.

In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the exploration and evaluation and Corporate operating segments, which includes royalty interests located in Canada and investments in associates and joint ventures. The Company discloses segmented information for its joint ventures as it is reviewed regularly by the CODM as part of the performance assessment and resource allocation decision making processes. The operations for the joint ventures in Sadiola and Yatela have been combined for segmented information purposes as they operate in the same geographical location and share production resources and facilities.

(q)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43 101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company's LOM plans:

•	Capitalization and depreciation of stripping costs (note 4(c)(iii));
•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 4(d));
•

Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 4(e)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition (note 6);
•	Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 4(g)(ii)); and
•	Estimates of the outlays and their timing for asset retirement obligations (note 4(h)).

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(ii)	Impairment and reversal of impairment assessment of non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimate of future cash flows used in the Company’s impairment assessment of non- financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an Exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU's recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production.

In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore and the estimated recovery percentage. There can be no assurance that actual quantities will not differ significantly from estimates used.

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining whether an impairment indicator or indicator of a previous impairment has reversed may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.

Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from successful development of the project or by sale.

(iii)	Derivative financial instruments

Judgments made in relation to accounting policies

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as either a fair value or cash flow hedge. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 21 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(iv)	Provisions and recognition or not of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period and by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are asset retirement obligations (AROs). This includes assessment of how to account for obligations based on the most recent closure plans and environmental regulations.

Key sources of estimation uncertainty

Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 17.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(v)	Unincorporated arrangements

Judgments made in relation to accounting policies

The Company applies its judgment in the interpretation of relevant guidance under IFRS 11 Joint Arrangements to account for its interest in unincorporated arrangements (note 10).

(vi)	Determination of deferred income tax assets

Key sources of estimation uncertainty

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 4(j)(ii) and 19.

5.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The following new accounting standards were not yet effective for the year ended December 31, 2018, and have not been applied in preparing these consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 - Leases ("IFRS 16"). The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a "right-of-use" asset and a lease liability calculated using a prescribed methodology, except for short-term leases and leases with low value underlying assets. In addition, the nature and timing of expenses related to leases will change, as IFRS 16 replaces the straight-line operating leases expense with the depreciation expense for the assets and interest expense on the lease liabilities. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach which does not require restatement of comparative periods. Instead, the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the beginning of 2019. The Company elected to apply the practical expedient to grandfather its previous assessment of which existing contracts are, or contain, leases.

The Company expects IFRS 16 will result in the recognition of additional right of use assets and lease liabilities on the balance sheet, a decrease in lease expense and a corresponding increase in depreciation and interest expenses. The Company also expects cash flows from operating activities to increase under IFRS 16 as lease payments for substantially all leases will be recorded as financing outflows in the Consolidated statement of cash flows as opposed to operating cash flows.

The Company has substantially completed its assessment of existing operating leases and will finalize its assessment and report more detailed information in its first quarter 2019 consolidated interim financial statements.

IFRIC 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. This interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is applicable for annual periods beginning on or after January 1, 2019. The Company will adopt the interpretation for the annual period beginning on January 1, 2019, and expects that there will be no material impact on the Company's consolidated financial statements.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

6.	ACQUISITION

Merrex - Diakha-Siribaya Gold Project

On February 28, 2017, the Company acquired all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options of Merrex Gold Inc. ("Merrex"), that it did not already own. Merrex owns a 50% interest in the Diakha-Siribaya Gold Project in Mali. Including the 50% interest already held directly in the Diakha-Siribaya Gold Project, the Company has a 100% interest in the Project. IAMGOLD issued an aggregate of approximately 6.9 million common shares. The total purchase price amounted to $27.5 million, which included transaction costs of $0.2 million, and was net of cash and cash equivalents acquired of $0.1 million.

Based on management’s judgment, the acquisition did not meet the IFRS definition of a business combination as the primary asset (Diakha-Siribaya Gold Project) is an exploration stage property and has not identified economically recoverable ore reserves. Consequently, the transaction was recorded as an asset acquisition.

The purchase price allocation for this acquisition was finalized in 2017. The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition.

Assets acquired and liabilities assumed	Notes
Exploration and evaluation assets	15	$36.6
Current liabilities		(3.9)
Other non-current liabilities		(0.4)
		$32.3
Consideration transferred
Share consideration		$27.4
Less: Cash and cash equivalents acquired		(0.1)
Transaction costs		0.2
		27.5
Initial investment[1]	13	4.8
		$32.3

1

Prior to completion of the above mentioned transaction, IAMGOLD owned approximately 45.8 million common shares of Merrex, which represented approximately 23% of Merrex's issued and outstanding common shares, and was accounted for as an investment in an associate, using the equity method (note 13). The carrying amount of the investment of $4.8 million on the date of the acquisition has been included in the total cost of the Merrex Exploration and evaluation assets (note 15).

7.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2018	2017
Cash	$440.3	$489.2
Short-term deposits with initial maturities of three months or less	174.8	174.9
	$615.1	$664.1

8.	SHORT-TERM INVESTMENTS

	December 31,	December 31,
	2018	2017
Money market funds[1]	$114.6	$124.6
Other	4.4	2.6
	$119.0	$127.2

1	Money market funds are comprised of short-term fund investments with redemption notice periods of 185 days.

9.	RESTRICTED CASH

The Company had long-term restricted cash of $23.9 million and $nil as at December 31, 2018 (December 31, 2017 - $19.5 million and $5.0 million), to guarantee the environmental indemnities related to the Essakane and Rosebel mines, respectively.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

10.	CONSIDERATION RECEIVABLE

Sale of a 30% interest in the Côté Gold Project

On May 8, 2017, the Company entered into a Memorandum of Understanding with Sumitomo Metal Mining Co., Ltd. ("SMM") under which SMM would acquire a 30% interest in the Côté Gold Project, including certain assets and liabilities attributable thereto, for an aggregate consideration of $195 million. On June 5, 2017, the Company entered into a definitive Investment Agreement and a definitive Joint Venture Agreement with SMM with respect to the Côté Gold Project and the transaction closed on June 20, 2017. On closing, the Company received $100 million of the consideration and the remaining consideration of $95 million was received during the fourth quarter of 2018, pursuant to releasing the Project feasibility study.

In 2017, the Company paid $3.5 million in transaction costs upon closing of the transaction. In December 2018, the Company paid a further $2.9 million on receipt of the remaining consideration of $95 million. The $95 million consideration receivable from SMM was discounted to its present value on June 20, 2017, and was carried at an amortized cost of $93.8 million as at December 31, 2017.

On closing, the Company recorded a net gain of $19.2 million on the sale of the 30% interest in the Côté Gold Project to SMM, which has been included under Interest income, derivatives and other investment gains (losses) (note 32) in the Consolidated statements of earnings.

11.	RECEIVABLES AND OTHER CURRENT ASSETS

		December 31,	December 31,
	Notes	2018	2017
Gold receivables		$1.6	$—
Income taxes receivable		4.0	3.2
Receivables from governments[1]		53.4	42.2
Receivables from related parties	37	0.1	0.1
Other receivables		4.1	6.7
Total receivables		63.2	52.2
Prepayment for other assets		2.9	—
Marketable securities	22 (a)	0.5	—
Prepaid expenses		11.4	9.6
Derivatives	22 (a)	0.1	14.1
		$78.1	$75.9

1	Receivables from governments relate primarily to value added tax.

12.	INVENTORIES

	December 31,	December 31,
	2018	2017
Finished goods	$60.7	$52.8
Ore stockpiles	27.3	5.0
Mine supplies	186.7	142.2
	274.7	200.0
Non-current ore stockpiles	202.9	177.6
	$477.6	$377.6

For the year ended December 31, 2018, the Company recognized a net realizable value write-down in finished goods and ore stockpiles amounting to $1.0 million (December 31, 2017 - $4.2 million).

For the year ended December 31, 2018, the Company recognized a write-down in mine supplies inventories amounting to $3.9 million (December 31, 2017 - $10.0 million).

For the year ended December 31, 2018, $nil was recognized in Cost of sales for costs relating to operating below normal capacity at Westwood (December 31, 2017 - $0.7 million).

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

13.	INVESTMENTS IN ASSOCIATES AND INCORPORATED JOINT VENTURES

	Notes	Associates[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2017		$5.7	$46.9	$—	$52.6
Purchase of additional common shares of associate[3]		7.4	—	—	7.4
Currency translation adjustment		0.8	—	—	0.8
Share of net earnings (loss), net of income taxes		(1.4)	16.5	(0.1)	15.0
Share of net loss recorded as provision		—	—	0.1	0.1
Share of dividends received		—	(2.1)	—	(2.1)
Acquisition of control over associate[4]		(4.8)	—	—	(4.8)
Balance, December 31, 2017		7.7	61.3	—	69.0
Currency translation adjustment		(1.2)	—	—	(1.2)
Share of net earnings (loss), net of income taxes		(1.5)	13.1	1.0	12.6
Share of net earnings recorded as a reduction of the provision	17	—	—	(1.0)	(1.0)
Share of dividends received		—	(2.1)	—	(2.1)
Other		—	(0.5)	—	(0.5)
Balance, December 31, 2018		$5.0	$71.8	$—	$76.8

1	IAMGOLD includes results based on the latest publicly available information.
2	The Company's incorporated joint ventures are not publicly listed.
3

Associate relates to INV Metals Inc. ("INV Metals"), a publicly traded company incorporated in Canada. The Company's ownership interest in INV Metals as at December 31, 2018 was 35.6% (December 31, 2017 - 35.6%). On March 2, 2017, the Company participated in INV Metals' common shares public equity offering and acquired an additional 9.8 million common shares of INV Metals at a price of C$1.00 per share for an aggregate amount of $7.4 million (C$9.8 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

4

As of February 28, 2017, the Company acquired all of the issued and outstanding common shares and all of the outstanding common share purchase warrants of Merrex Gold Inc. that it did not already own (note 6).

The following table reconciles the summarized balance sheet to the carrying amount of the Company’s interest in joint ventures:

		December 31, 2018		December 31, 2017
		Sadiola	Yatela	Sadiola	Yatela
Company's equity percentage of net assets of joint ventures	Notes	41%	40%	41%	40%

Share of net assets (liabilities) of joint ventures		$72.3	$(30.1)	$61.3	$(31.1)
Loss applied to loans receivable		—	16.0	—	16.0
Loss recognized in provision	17	—	14.1	—	15.1
Other		(0.5)	—	—	—

Carrying amount of interest in joint ventures		$71.8	$—	$61.3	$—

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

Financial information for investments in Sadiola and Yatela, not adjusted for the percentage held by the Company, is summarized below:

	Year ended December 31,		Year ended December 31,
	2018		2017
Joint Ventures	Sadiola	Yatela	Sadiola	Yatela
Summarized statements of earnings
Revenues	$180.9	$6.0	$192.5	$7.7
Depreciation expense	(4.4)	—	(4.0)	—
Other expenses	(143.1)	(3.8)	(143.1)	(8.0)
Income tax (expense) recovery	(1.6)	0.4	(5.2)	(0.1)
Net earnings (loss) and other comprehensive income (loss)	$31.8	$2.6	$40.2	$(0.4)

Summarized balance sheet	December 31, 2018		December 31, 2017
Assets
Cash and cash equivalents	$90.1	$0.8	$62.4	$0.5
Other current assets	55.0	7.6	53.8	7.9
Non-current assets	251.5	—	314.5	—
	$396.6	$8.4	$430.7	$8.4
Liabilities
Current liabilities	$44.0	$45.0	$58.6	$55.8
Non-current liabilities	176.1	38.3	222.4	30.2
	$220.1	$83.3	$281.0	$86.0
Net assets (liabilities)	$176.5	$(74.9)	$149.7	$(77.6)

Associate's combined financial information as reported by INV Metals are summarized below:

	12 Months ended[1]
	2018	2017
Net loss	$(2.9)	$(3.1)
Other comprehensive income (loss)	1.3	(2.2)
Comprehensive loss	$(1.6)	$(5.3)

1	IAMGOLD includes results based on the latest 12 months of publicly available information.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

14.	PROPERTY, PLANT AND EQUIPMENT

	Construction	Mining	Plant and
	in progress	properties	equipment	Total
Cost
Balance, January 1, 2017	$2.8	$2,336.5	$1,886.9	$4,226.2
Additions	20.9	128.3	83.1	232.3
Changes in asset retirement obligations	—	4.6	—	4.6
Disposals	—	(0.2)	(31.2)	(31.4)
Transfers within Property, plant and equipment	(16.6)	16.9	(0.3)	—
Balance, December 31, 2017	7.1	2,486.1	1,938.5	4,431.7
Additions	41.0	162.1	91.5	294.6
Changes in asset retirement obligations	—	30.1	—	30.1
Disposals	—	(0.3)	(83.8)	(84.1)
Transfers within Property, plant and equipment	(15.3)	41.3	(26.0)	—
Transfers from Exploration and evaluation assets[1]	482.3	—	—	482.3
Balance, December 31, 2018	$515.1	$2,719.3	$1,920.2	$5,154.6

	Construction	Mining	Plant and
	in progress	properties	equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2017	$—	$1,481.5	$876.5	$2,358.0
Depreciation expense[2]	—	111.8	173.9	285.7
Disposals	—	—	(28.1)	(28.1)
Reversal of impairment charge[3]	—	(124.1)	—	(124.1)
Balance, December 31, 2017	—	1,469.2	1,022.3	2,491.5
Depreciation expense[2]	—	140.4	161.7	302.1
Disposals	—	—	(75.1)	(75.1)
Balance, December 31, 2018	$—	$1,609.6	$1,108.9	$2,718.5
Carrying amount, December 31, 2017	$7.1	$1,016.9	$916.2	$1,940.2
Carrying amount, December 31, 2018	$515.1	$1,109.7	$811.3	$2,436.1

1	Refer to note 15.
2	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.
3	Refer to note 35.

In 2018, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines capitalized totaled $21.9 million (2017 - $22.4 million) at a weighted average interest rate of 7.24% (2017 - 7.16%) .

As at December 31, 2018, mining properties included capitalized stripping costs of $239.9 million (December 31, 2017 - $224.7 million). Stripping costs of $81.5 million were capitalized during 2018 (2017 - $57.3 million), and $66.3 million were depreciated during 2018 (2017 - $47.4 million).

As at December 31, 2018, the carrying amount of plant and equipment included $9.1 million (December 31, 2017 - $0.2 million) of equipment held under finance leases.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

15.	EXPLORATION AND EVALUATION ASSETS

			Diakha-
			Siribaya
	Côté Gold	Saramacca	Gold
	Project	Project	Project	Other[1]	Total
Balance, January 1, 2017	$154.9	$10.0	$—	$4.3	$169.2
Exploration and evaluation expenditures[2]	8.1	11.2	—	0.9	20.2
Acquired Exploration and evaluation assets	—	15.9	36.6	—	52.5
Reversal of impairment charge[3]	400.0	—	—	—	400.0
Sale of a 30% interest in the Côté Gold Project	(167.3)	—	—	—	(167.3)
Balance, December 31, 2017	395.7	37.1	36.6	5.2	474.6
Exploration and evaluation expenditures[2]	22.0	24.3	—	5.5	51.8
Acquired Exploration and evaluation assets	—	3.2	—	—	3.2
Transfers to Property, plant and equipment[4]	(417.7)	(64.6)	—	—	(482.3)
Balance, December 31, 2018	$—	$—	$36.6	$10.7	$47.3

1

Other exploration and evaluation expenditures for the year ended December 31, 2018, included an option payment to Vanstar Mining Resources Inc. for the Nelligan exploration Project of $1.7 million, in addition to $3.8 million in capitalized feasibility study costs relating to the Boto Gold Project.

2

For the year ended December 31, 2018, borrowing costs attributable to Exploration and evaluation assets totaling $4.8 million (December 31, 2017 - $1.9 million) were capitalized at a weighted average rate of 7.24% (2017 - 7.16%).

3	Refer to note 35.
4

During the fourth quarter of 2018, capitalized costs related to the Côté Gold Project and the Saramacca Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 14).

As at December 31, 2018, Exploration and evaluation assets that consisted of the Côté Gold Project (carrying amount as at December 31, 2018 - $417.7 million; December 31, 2017 - $395.7 million), and the Saramacca Project (carrying amount as at December 31, 2018 - $64.6 million, December 31, 2017 - $37.1 million), had reached technical feasibility and commercial viability and were transferred to Property plant and equipment - Construction in progress. Impairment tests were performed for the Côté Gold Project and the Saramacca Project and resulted in no impairments. As at December 31, 2017, the Company recorded an impairment charge reversal of $400.0 million on the Exploration and evaluation assets of the Côté Gold Project as a result of the sale of a 30% interest to SMM (note 10).

On December 12, 2016, the Company finalized the agreement to acquire the rights to the Saramacca property. The purchase consideration included 3.125 million contingently issuable IAMGOLD common shares to be issued to the Government of Suriname in three approximately equal tranches in 12 month intervals (note 24). On November 27, 2017, the Company issued the first tranche of the 3.125 million contingently issuable IAMGOLD common shares to the Government of Suriname and retained the right to explore the Saramacca property. This equity issuance in 2017of 1.042 million IAMGOLD common shares was accounted for as an addition to Exploration and evaluation assets of $5.9 million based on the fair value of the IAMGOLD common shares on the date of the issuance.

On December 8, 2017, the Company amended the agreement with the Government of Suriname to include all National Instrument 43-101 ("NI 43-101") resource categories in the potential upward adjustment to the purchase price in addition to the indicated and measured resources. Based on the terms of the amended agreement and the most recent estimate of contained gold ounces of resources identified at the Saramacca property, the Company made a cash pre-payment of $5.0 million and accrued for an additional $5.0 million which was paid in 2018 to the Government of Suriname for the upward adjustment to the purchase price and accounted for the total upward adjustment to the purchase price of $10.0 million as an addition to Exploration and evaluation assets in 2017.

On November 29, 2018, the Company amended the agreement with the Government of Suriname such that the parties may substitute the issuance of the second tranche of shares with a cash payment. On December 11, 2018, a cash payment equivalent to the second tranche of 1.042 million IAMGOLD common shares was made to the Government of Suriname, at a price of $3.11 per share based on the volume weighted average price of the last 20 days, for a total payment of $3.2 million.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

16.	OTHER NON-CURRENT ASSETS

		December 31,	December 31,
	Notes	2018	2017
Net loan receivable from related party	37	$14.0	$36.3
Marketable securities and warrants	22 (a)	14.8	24.2
Advances for the purchase of capital equipment		33.4	19.9
Bond fund investments	22 (a)	1.0	1.9
Royalty interests		5.6	5.6
Long-term prepayment[1]		4.9	4.9
Derivatives	22 (a)	—	4.4
Other		4.8	5.5
		$78.5	$102.7

1

On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and will be utilized as the power is delivered over the term of the agreement.

As at December 31, 2018, the allowance for doubtful non-current non-trade receivables from related parties was $46.9 million, (December 31, 2017 - $36.0 million).

17.	PROVISIONS

		December 31,	December 31,
	Notes	2018	2017
Asset retirement obligations		$327.6	$292.8
Yatela loss provision[1]	13	13.2	15.1
Other		9.6	8.2
		$350.4	$316.1
Current portion of provisions		$9.0	$17.1
Non-current provisions		341.4	299.0
		$350.4	$316.1

1

During the year ended December 31, 2018, the Company spent $0.9 million (December 31, 2017 - $nil) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment.

(a)	Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2018	2017
Balance, beginning of the year		$292.8	$285.1
Revision of estimated cash flows and discount rates:
Capitalized in Property, plant and equipment	14	30.1	4.6
Changes in asset retirement obligations at closed sites	30	7.3	7.5
Sale of 30% interest in the Côté Gold Project		—	(0.3)
Accretion expense	31	1.2	0.9
Disbursements		(4.0)	(5.0)
Other		0.2	—
Balance, end of the year		327.6	292.8
Less current portion		(7.8)	(10.8)
Non-current portion		$319.8	$282.0

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

As at December 31, 2018, the Company had letters of credit in the amount of $0.4 million to guarantee certain environmental indemnities (December 31, 2017 - $1.3 million). In addition, the Company had restricted cash of $23.9 million (December 31, 2017 - $19.5 million) to guarantee the environmental indemnities related to the Essakane mine and $nil (December 31, 2017 - $5.0 million) to guarantee the environmental indemnities related to the Rosebel mine (note 9).

As at December 31, 2018, the Company had uncollateralized surety bonds outstanding of C$134.6 million ($98.6 million; December 31, 2017 - C$127.2M ($101.6 million) to guarantee the environmental indemnities related to the Doyon division. The increase was primarily due to higher collateral requirements pursuant to a new closure plan for the Westwood mine, partially offset by lower collateral requirements for the Doyon mine pursuant to a new closure plan, both of which were approved by the Government of Quebec in the first quarter 2018 (note 20(c)).

As at December 31, 2018, the Company had uncollateralized surety bonds outstanding of C$47.9 million ($35.1 million; December 31, 2017 - C$nil) to guarantee the environmental indemnities of the Côté Gold Project. The collateral requirements for the Côté Gold Project are pursuant to a closure plan approved by the Government of Ontario in the fourth quarter 2018 (note 20(c)).

As at December 31, 2018, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	C$[1]	$[1]
2019	$10.7	$—
2020	18.1	—
2021	14.7	0.3
2022	9.8	—
2023	8.4	1.9
2024 onwards	117.4	180.7
	$179.1	$182.9

1	Disbursements in US$ relate to the Essakane and Rosebel mines, and C$ disbursements relate to the Doyon mine and other Canadian sites.

As at December 31, 2018, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rates assumed in measuring the asset retirement obligations were as follows:

	Undiscounted	Undiscounted
	Amounts	Amounts	Expected
	Required	Required	Timing of	Average Real
	(C$)	($)	Payments	Discount Rates
Rosebel mine	$—	$96.3	2019-2064	0.8%
Essakane mine	—	86.6	2019-2031	0.7%
Doyon mine	152.8	—	2019-2047	0.3%
Other Canadian sites	26.3	—	2019-2118	0.2%
	$179.1	$182.9

(b)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company operates in various countries and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

The Company is also subject to various litigation actions. Management assesses the potential outcome of litigation and regulatory assessments based on input from in-house counsel, outside legal advisors, and other subject matter experts. Accordingly, the Company establishes provisions for future disbursements considered probable.

As at December 31, 2018, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

18.	OTHER LIABILITIES

		December 31,	December 31,
	Notes	2018	2017
Finance lease liabilities		$9.3	$0.2
Derivatives	22 (a)	10.6	—
Other liabilities	10	—	2.9
		$19.9	$3.1
Current portion of other liabilities		$6.8	$2.9
Non-current portion of other liabilities		13.1	0.2
		$19.9	$3.1

19.	INCOME TAXES

The effective tax rates for the years ended December 31, 2018 and 2017 were 207.7% and 16.0%, respectively. Income tax expenses/(recoveries) consisted of the following components:

	Years ended December 31,
	2018	2017
Current income taxes:
Canadian current income taxes	$3.3	$3.0
Foreign current income taxes	41.8	56.7
	45.1	59.7
Deferred income taxes:
Canadian deferred income taxes - origination and reversal of temporary differences	(3.5)	4.6
Foreign deferred income taxes - origination and reversal of temporary differences	(3.6)	32.5
Changes in tax rates or imposition of new taxes	—	0.8
	(7.1)	37.9
Total income tax expense	$38.0	$97.6

The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

These factors are illustrated below on all of the consolidated earnings before income taxes after applying a tax rate of 26.6%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the year ended December 31, 2018 (December 31, 2017 - 26.6%):

	Years ended December 31,
	2018	2017
Earnings before income taxes	$18.3	$608.1
Income tax provision - 26.6% (26.6% in 2017)	$4.9	$161.8
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.6%	(6.7)	1.4
Permanent items that are not included in income / losses for tax purposes:
Non-deductible expenses	8.7	5.5
Income/(losses) not recognized for tax purposes	(1.2)	(1.1)
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	(0.4)	6.0
Non-resident withholding tax	2.2	2.6
Under/(over) tax provisions	1.6	6.0
Changes in tax rates	—	0.8
Other	0.1	(3.2)
Other adjustments:
Unrecognized recoveries (expenses) in deferred tax provisions	30.1	(84.0)
Foreign exchange related to deferred income taxes	(1.0)	2.6
Other	(0.3)	(0.8)
Total income tax expense	$38.0	$97.6

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2018	2017
Deferred income tax assets:
Non-capital losses	$105.2	$71.9
Asset retirement obligations	2.8	2.5
Other	31.2	28.5
	139.2	102.9
Deferred income tax liabilities:
Property, plant and equipment	(273.5)	(253.9)
Royalty interests	(7.2)	(8.0)
Other intangible assets	—	(0.2)
Mining duties	(22.6)	(26.1)
Marketable securities	—	(1.5)
Inventory and Reserves	(21.5)	(6.5)
Other	(2.6)	(4.9)
	(327.4)	(301.1)
Net deferred income tax liabilities	$(188.2)	$(198.2)

Classification:
Non-current assets	$—	$—
Non-current liabilities	$(188.2)	$(198.2)
	$(188.2)	$(198.2)

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

Income tax expenses/(recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2018	2017
Unrealized change in fair value of marketable securities	$(1.8)	$0.6
Hedges	(1.2)	0.3
Total income taxes related to OCI	$(3.0)	$0.9

Unrecognized Deferred Income Tax Assets

As at December 31, 2018, the Company did not recognize the benefit related to the deferred income tax assets for the related items in its consolidated financial statements, as management did not consider it probable that the Company would be able to realize the deferred income tax assets in the future.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31,	December 31,
	2018	2017
Non-capital losses	$550.4	$619.0
Net capital losses	72.5	82.9
Exploration and evaluation assets	497.8	306.4
Deduction for future mining duty taxes	22.6	26.1
Asset retirement obligations	163.1	157.5
Other deductible temporary differences	44.2	41.1
	$1,350.6	$1,233.0

The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2018, the non-capital loss carry forwards expire as follows:

Expiry Date	2019	2020	2021	2022	2023+	No Expiry	Total
Total unrecognized losses	$1.6	$0.7	$1.1	$1.9	$432.8	$112.3	$550.4

The Company has not recognized a deferred income tax liability on temporary differences of $719.3 million (December 31, 2017 - $794.2 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The 2018 movement for net deferred income tax liabilities is summarized as follows:

			Other
	December 31,	Statements	comprehensive		December 31,
	2017	of earnings	income	Other	2018
Deferred income tax assets:
Non-capital losses	$71.9	$33.3	$—	$—	105.2
Asset retirement obligations	2.5	0.3	—	—	2.8
Other assets	28.5	1.5	1.2	—	31.2
Deferred income tax liabilities:
Property, plant and equipment	(253.9)	(19.6)	—	—	(273.5)
Royalty interests	(8.0)	0.8	—	—	(7.2)
Other intangible assets	(0.2)	0.2	—	—	—
Mining duties	(26.1)	3.5	—	—	(22.6)
Marketable securities	(1.5)	(0.3)	1.8	—	—
Inventories and Reserves	(6.5)	(15.0)	—	—	(21.5)
Other	(4.9)	2.4	—	(0.1)	(2.6)
	$(198.2)	$7.1	$3.0	$(0.1)	$(188.2)

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

The 2017 movement for net deferred income tax liabilities is summarized as follows:

			Other
	December 31,	Statements	comprehensive		December 31,
	2016	of earnings	income	Other	2017
Deferred income tax assets:
Exploration and evaluation assets	$109.1	$(109.1)	$—	$—	$—
Non-capital losses	—	71.9	—	—	71.9
Asset retirement obligations	3.7	(1.2)	—	—	2.5
Other assets	10.3	18.2	—	—	28.5
Deferred income tax liabilities:
Property, plant and equipment	(213.6)	(40.3)	—	—	(253.9)
Royalty interests	(7.7)	(0.3)	—	—	(8.0)
Other intangible assets	(0.5)	0.3	—	—	(0.2)
Mining duties	(19.7)	(6.4)	—	—	(26.1)
Marketable securities	(0.9)	—	(0.6)	—	(1.5)
Inventories and Reserves	(10.1)	3.6	—	—	(6.5)
Other	(29.6)	25.4	(0.3)	(0.4)	(4.9)
	$(159.0)	$(37.9)	$(0.9)	$(0.4)	$(198.2)

20.	LONG-TERM DEBT AND CREDIT FACILITY

(a)	Senior Notes

i.	7% Senior Notes ("Notes")

On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.

The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.

Prior to April 15, 2020, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest. On and after April 15, 2020, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on April 15 of each of the following years is: 2020 - 105.25%; 2021 - 103.50%; 2022 - 101.75%; 2023 and thereafter - 100%.

Prior to April 15, 2020, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 107% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $400 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative.

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings. The fair value of the embedded derivative as at December 31, 2018 was $0.7 million (note 22(a)), (December 31, 2017 - $6.8 million).

Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
	Carrying	Contractual
Notes balance as at	amount[1]	cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
December 31, 2018	$400.0	$582.0	$28.0	$56.0	$56.0	$442.0
December 31, 2017	$400.0	$610.0	$28.0	$56.0	$56.0	$470.0

1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $5.0 million as at December 31, 2018 (December 31, 2017 – $5.8 million). The carrying amount of the long-term debt also excludes the embedded derivative.

ii.	6.75% Senior Notes

On September 21, 2012, the Company issued at face value $650 million of Senior Notes with an interest rate of 6.75% per annum. The 6.75% Senior Notes were denominated in U.S. dollars and were to mature on October 1, 2020. Interest was payable in arrears in equal semi-annual installments on April 1 and October 1.

On March 16, 2017, the Company issued a notice to redeem its 6.75% Senior Notes for a total amount of $505.6 million and completed the redemption on April 3, 2017. As a result of the change in the estimated future cash flows, the amortized cost of $485.4 million of the 6.75% Senior Notes was adjusted during 2017 to reflect the actual future cash flows of $505.6 million. The resulting loss of $20.2 million was recognized in 2017 in Interest income, derivatives and other investment gains (losses) in the Consolidated statements of earnings (note 32).

(b)	Credit facility

On December 14, 2017, the Company amended and restated the $250 million credit facility, which was originally entered into on February 1, 2016. The amendments and restatements included, amongst other things, extending the maturity to March 31, 2022, improved pricing, the addition of an option to increase financing under the credit facility by $100 million, the ability to enter into a $100 million bi-lateral letters of credit facility and the elimination of the Minimum Liquidity financial covenant. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), Tangible Net Worth, and Interest Coverage.

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and charges to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at December 31, 2018.

As of December 31, 2018, letters of credit worth $0.4 million were drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2017 - $1.3 million) (note 17(a)).

(c)	Uncollateralized surety bonds

As at December 31, 2018, C$182.5 million (December 31, 2018 - $133.7 million; December 31, 2017 C$127.2 million, $101.6 million) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project (note 17(a)). The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies.

21.	FINANCIAL INSTRUMENTS

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damages.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

As at December 31, 2018, in addition to the available credit facility (Note 20(b)), the Company’s cash and cash equivalents and short-term investments balance was $734.1 million (December 31, 2017 - $791.3 million). As at December 31, 2018, the Company had accounts payable of $196.0 million (December 31, 2017 - $196.2 million), other current liabilities of $6.8 million (December 31, 2017 - $2.9 million), and Senior Notes payable of $398.5 million (December 31, 2017 - $391.6 million).

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;
•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;
•	Monitor cash balances within each operating entity;
•	Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and
•

Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents, short-term investments and restricted cash in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within the following month.

Credit risk is also related to receivables from related parties and governments. The receivables from governments primarily relate to value added tax. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts. Receivables from related parties relate to the Company's investments in its associate and joint ventures and the Company monitors collection in line with the terms of the underlying agreements.

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.

(b)	Financial assets measured at fair value through other comprehensive income Marketable securities fair value reserve

Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

	Years ended
	December 31,
	2018	2017
Proceeds from sale of marketable securities	$0.9	$14.5
Acquisition date fair value of marketable securities sold	(1.3)	(25.4)
Loss on sale of marketable securities recorded in OCI	$(0.4)	$(10.9)

(c)	Cash flow hedge fair value reserve

(i)	Hedge gain/loss

			(Gain) loss reclassified or
	Gain (loss) recognized in		adjusted from cash flow
	cash flow hedge reserve		hedge reserve

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
Exchange rate risk
Canadian dollar forward contracts	$(0.6)	$—	$—	$—
Canadian dollar option contracts	(3.6)	6.8	(1.4)	(2.5)
Euro option contracts	(1.2)	6.5	(2.6)	(2.3)
Crude oil option contracts	4.3	3.2	(8.0)	(0.3)
	(1.1)	16.5	(12.0)	(5.1)
Time value of option contracts excluded from hedge relationship	(15.8)	(1.9)	—	—
	$(16.9)	$14.6	$(12.0)	$(5.1)

	Gain reclassified or adjusted from cash
	flow hedge reserve to:
	Year ended	Year ended
	December 31, 2018	December 31, 2017
Consolidated balance sheets
Property, plant and equipment	$(1.1)	$(1.1)
Consolidated statements of earnings
Cost of sales	(10.5)	(3.3)
General and administrative expenses	(0.4)	(0.7)
Total	$(12.0)	$(5.1)

There was no hedge ineffectiveness for the years ended December 31, 2018 and 2017.

(ii)	Currency exchange rate risk

Movements in the Canadian dollar (C$) and the euro (€) against the U.S. dollar ($) have a direct impact on the Company’s consolidated financial statements.

The Company manages its exposure to the Canadian dollar and the euro by executing option and forward contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.

The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar and euro expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

As at December 31, 2018, the Company's outstanding derivative contracts which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings and Property, plant and equipment balance are as follows:

	2019	2020	Total
Cash flow hedges
Exchange rate risk
Canadian dollar option contracts (millions of C$)	282	186	468
Rate range ($/C$)[1]	1.25-1.39	1.30-1.36
Euro option contracts (millions of €)	96	—	96
Rate range (€/$)[2]	1.13-1.20	—

1

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.25 and C$1.30. The strike prices for the put options are C$1.39 and C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

2

The Company executed euro collar options, which consist of euro put and call options. The strike price for the put options is €1.13. The strike price for the call options is €1.20. The Company will incur a loss from the difference between a lower market price and the euro put strike price. The Company will recognize a gain from the difference between a higher market price and the euro call strike price.

The table below sets out the fair value as at December 31, 2018, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income as Other comprehensive income.

	December 31,	Increase of	Decrease of
	2018	10%	10%
Canadian dollar (C$)	$(5.1)	$(31.7)	$24.5
Euro (€)	$(0.2)	$9.0	$(7.8)

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at December 31, 2018 and December 31, 2017 is as follows:

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness

			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging instruments	Hedged items
As at December 31, 2018	Assets	Liabilities	(before tax)
Canadian dollar option
contracts	$—	$(4.5)	$(0.5)	$(0.5)	$0.5

Canadian forward contracts	—	(0.6)	(0.6)	(0.6)	0.6

Euro option contracts	—	(0.2)	—	—	—

	$—	$(5.3)	$(1.1)	$(1.1)	$1.1

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness

			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2017	Assets	Liabilities	(before tax)	instruments	items

Canadian option contracts	$5.3	$—	$4.5	$4.5	$(4.5)

Euro option contracts	4.4	—	3.8	3.8	(3.8)

	$9.7	$—	$8.3	$8.3	$(8.3)

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(iii)	Oil and fuel market price risk

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate ("WTI") crude oil are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

As at December 31, 2018, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings, are as follows:

	2019	2020	2021	2022	2023	Total
Brent crude oil option contracts (barrels)[1]	654	573	588	420	—	2,235
Option contracts with strike prices at ($/barrel)[2]	44-65	50-65	54-65	53-65	—
WTI crude oil option contracts (barrels)[1]	498	489	456	348	348	2,139
Option contracts with strike prices at ($/barrel)[2]	40-60	43-60	46-62	45-62	47-60

1	Quantities of barrels are in thousands.
2

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2019 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

The table below sets out the fair value as at December 31, 2018, and what the fair value would have been based on an increase or a decrease of 10% of the price. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income as Other comprehensive income.

	December 31,	Increase of	Decrease of
	2018	10%	10%
Brent crude oil option contracts	$(2.5)	$4.3	$(9.6)
WTI crude oil option contracts	$(2.7)	$7.2	$(12.1)

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2018 and December 31, 2017 was as follows:

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness

			Accumulated
			cash flow
			hedge fair
			value
			reserve	Hedging	Hedged
As at December 31, 2018	Assets	Liabilities	(before tax)	instruments	items

Brent crude oil option contracts	$0.1	$(2.6)	$(1.0)	$(1.0)	$1.0

WTI crude oil option contracts	—	(2.7)	—	—	—

	$0.1	$(5.3)	$(1.0)	$(1.0)	$1.0

				Fair value changes used for
				calculating hedge
	Carrying amount			ineffectiveness

			Accumulated
			cash flow
			hedge fair
			value reserve	Hedging	Hedged
As at December 31, 2017	Assets	Liabilities	(before tax)	instruments	items

Brent crude oil option contracts	$6.1	$—	$2.7	$2.7	$(2.7)

WTI crude oil option contracts	2.7	—	0.1	0.1	(0.1)

	$8.8	$—	$2.8	$2.8	$(2.8)

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(d)	Gain (loss) on non-hedge derivatives and warrants

Gains and losses on non-hedge derivatives, including embedded derivatives and warrants are included in Interest income, derivatives and other investment gains (losses) (note 32) in the Consolidated statement of earnings.

These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 22(a)), and warrants associated with investments in marketable securities.

		Years ended
		December 31,
	Notes	2018	2017
Embedded derivative	20 (a)	$(6.1)	$2.6
Warrants		(3.0)	0.5
	32	$(9.1)	$3.1

22.	FAIR VALUE MEASUREMENTS

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•	Level 3 inputs are unobservable inputs for the asset or liability.

There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2017.

(a)	Financial assets and liabilities measured at fair value on a recurring basis

The Company’s fair values of financial assets and liabilities were as follows:

		December 31, 2018
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$615.1	$615.1	$—	$—	$615.1
Short-term investments	119.0	119.0	—	—	119.0
Restricted cash	23.9	23.9	—	—	23.9
Marketable securities and warrants	15.3	6.9	2.4	6.0	15.3
Bond fund investments	1.0	1.0	—	—	1.0
Derivatives
Crude oil contracts	0.1	—	0.1	—	0.1
Embedded derivative	0.7	—	0.7	—	0.7
	$775.1	$765.9	$3.2	$6.0	$775.1
Liabilities
Derivatives
Currency contracts	$(5.3)	$—	$(5.3)	$—	$(5.3)
Crude oil contracts	(5.3)	—	(5.3)	—	(5.3)
Long-term debt - 7% Senior Notes[1]	(400.0)	(381.2)	—	—	(381.2)
	$(410.6)	$(381.2)	$(10.6)	$—	$(391.8)

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

		December 31, 2017
	Carrying				Total Fair
	Amount	Level 1	Level 2	Level 3	Value
Assets
Cash and cash equivalents	$664.1	$664.1	$—	$—	$664.1
Restricted cash	24.5	24.5	—	—	24.5
Short-term investments	127.2	127.2	—	—	127.2
Marketable securities and warrants	24.2	18.8	5.4	—	24.2
Bond fund investments	1.9	1.9	—	—	1.9
Derivatives
Currency contracts	9.7	—	9.7	—	9.7
Crude oil contracts	8.8	—	8.8	—	8.8
Embedded derivative	6.8	—	6.8	—	6.8
	$867.2	$836.5	$30.7	$—	$867.2
Liabilities
Long-term debt - 7% Senior Notes[1]	$(400.0)	$(413.9)	$—	$—	$(413.9)

1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $5.0 million as at December 31, 2018 (December 31, 2017 – $5.8 million). The carrying amount of the long-term debt also excludes the embedded derivative.

(b)	Valuation techniques

Cash, cash equivalents, short-term investments and restricted cash

Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.

Marketable securities and warrants

The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2017	$—
Shares received	6.0
Change in fair value reported in Other comprehensive income, net of income taxes	—
Balance, December 31, 2018	$6.0

Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.

Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Embedded derivative
The fair value of the embedded derivative as at December 31, 2018 was $0.7 million and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.

Senior Notes
The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the Senior Notes as at December 31, 2018 was $381.2 million (December 31, 2017 - $413.9 million).

Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

23.	CAPITAL MANAGEMENT

IAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, and long- term growth strategy;
•	Ensure the Company complies with its long-term debt covenants; and
•	Protect the Company’s value with respect to market and risk fluctuations.

		December 31,	December 31,
	Notes	2018	2017
Cash and cash equivalents	7	$615.1	$664.1
Short-term investments	8	119.0	127.2
		$734.1	$791.3
Capital items:
Credit facility available for use	20 (b)	$499.6	$248.7
Long-term debt[1]	20 (a)	400.0	400.0
Common shares		2,680.1	2,677.8
		$3,579.7	$3,326.5

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $5.0 million as at December 31, 2018 (December 31, 2017 – $5.8 million).

The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, purchase or sell gold bullion or enter into forward gold sale arrangements.

The Senior Notes indenture contains a restriction on the use of proceeds from the sale of certain assets. Refer to note 20(a).

24.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Years ended December 31,
Number of common shares (in millions)	2018	2017
Outstanding, beginning of the year	465.9	453.8
Equity issuance	—	7.9
Issuance of flow-through common shares	—	3.4
Issuance of shares for share-based compensation	0.9	0.8
Outstanding, end of the year	466.8	465.9

Flow-through common shares

There was no issuance of flow-through common shares in 2018. In March 2017, the Company issued 3.4 million flow-through common shares at C$5.91 per share for net proceeds of $15.1 million (C$20.0 million), which included a $1.7 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $13.4 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed expenditures in accordance with the applicable tax legislation. As at December 31, 2018 and 2017, there was no remaining unspent amount.

As the premiums related to the March 2017 issuance of flow-through common shares were fully amortized in 2017, $nil was recognized as amortization of the premiums related to the issuances of flow-through common shares for the year ended December 31, 2018 (December 31, 2017 - $3.6 million) (note 32).

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

Contingently issuable shares

On December 12, 2016, the Company finalized the agreement with the Government of Suriname to acquire the rights to the Saramacca property. Under the terms of the agreement, the rights to the Saramacca property were transferred to Rosebel in exchange for an initial cash payment of $10.0 million which was accounted for as an Exploration and evaluation asset. The purchase consideration also included 3.125 million contingently issuable IAMGOLD common shares to be delivered in three approximately equal tranches in 12 month intervals, from the date the rights to the Saramacca property were transferred to Rosebel. In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified at the Saramacca property in indicated and measured resource categories, within a certain Whittle shell, over the first 24 months, to a maximum of $10.0 million. Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days' notice to the Government of Suriname and terminate the agreement. In such an event, any contingently issuable IAMGOLD common shares not already issued will no longer be required to be delivered to the Government of Suriname.

On November 27, 2017, the Company issued the first tranche of the 3.125 million contingently issuable IAMGOLD common shares to the Government of Suriname and retained the right to explore the Saramacca property. This equity issuance of 1.042 million IAMGOLD common shares was accounted for as an Exploration and evaluation asset of $5.9 million in the year ended December 31, 2017, based on the fair value of the IAMGOLD common shares on the date of the issuance.

On November 29, 2018, the Company amended the agreement with the Government of Suriname such that the parties may substitute the issuance of the second tranche of shares with a cash payment. On December 11, 2018, a cash payment equivalent to the second tranche of 1.042 million IAMGOLD common shares was made to the Government of Suriname, at a price of $3.11 per share based on the volume weighted average price of the last 20 days, for a total payment of $3.2 million.

25.	NON-CONTROLLING INTERESTS

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2018		December 31, 2017
	Essakane	Rosebel	Essakane	Rosebel
Percentage of voting rights held by non- controlling interests	10%	5%	10%	5%
Accumulated non-controlling interest	$30.3	$25.3	$25.5	$25.9
Net earnings attributable to non-controlling interests	$5.8	$0.9	$0.6	$5.7
Dividends paid to non-controlling interests[1]	$1.0	$1.5	$1.0	$1.0

1	For the year ended December 31, 2018, dividends paid to other non-controlling interests amounted to $1.2 million (December 31, 2017 – $1.1 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2018		December 31, 2017
	Essakane	Rosebel	Essakane	Rosebel
Current assets	$245.1	$172.8	$220.5	$181.0
Non-current assets	865.8	675.1	848.4	645.4
Current liabilities	(96.7)	(68.4)	(88.1)	(72.4)
Non-current liabilities	(543.5)	(221.7)	(552.6)	(183.6)
Net assets	$470.7	$557.8	$428.2	$570.4
	Year ended		Year ended
	December 31, 2018		December 31, 2017
Revenues	$564.1	$386.0	$547.4	$385.6
Net earnings and other comprehensive income	$52.1	$17.3	$8.2	$113.1

Net cash from operating activities	$181.8	$61.6	$215.5	$124.5
Net cash used in investing activities	(161.4)	(67.9)	(85.7)	(63.1)
Net cash used in financing activities	(45.2)	(36.1)	(127.7)	(25.5)
Net increase (decrease) in cash and cash equivalents	$(24.8)	$(42.4)	$2.1	$35.9

The Company’s ability to access or use the assets of Essakane and Rosebel to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

26.	EARNINGS PER SHARE

Basic earnings (loss) per share computation

	Years ended December 31,
	2018	2017
Numerator
Net earnings (loss) attributable to equity holders of IAMGOLD	$(28.2)	$501.6
Denominator (in millions)
Weighted average number of common shares (basic)	466.5	463.0

Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.06)	$1.08

Diluted earnings (loss) per share computation

	Years ended December 31,
	2018	2017
Denominator (in millions)
Weighted average number of common shares (basic)	466.5	463.0
Dilutive effect of share options	—	1.2
Dilutive effect of full value award units	—	3.3
Weighted average number of common shares (diluted)	466.5	467.5

Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.06)	$1.07

Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

		Years ended December 31,
(in millions)	Notes	2018	2017
Share options	27 (a)	7.1	2.4
Full value awards	27 (b)	5.2	—
Contingently issuable shares	24	1.0	2.1
		13.3	4.5

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

27.	SHARE-BASED COMPENSATION

	Years ended December 31,
	2018	2017
Share option award plan	$2.3	$2.0
Full value award plans	6.1	3.9
	$8.4	$5.9

(a)	Share option award plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over four to five years and expire no later than seven years from the grant date.

The reserve for share options has a maximum allotment of 25,505,624 common shares. As of December 31, 2018, the total number of shares in reserve was 11,374,026 of which 7,086,441 were outstanding and 4,287,585 were unallocated.

	Year ended		Year ended
	December 31, 2018		December 31, 2017
		Weighted
		average		Weighted
	Share	exercise	Share	average
	options	price (C$/	options	exercise
	(in millions)	share)[1]	(in millions)	price (C$/share)[1]
Outstanding, beginning of the year	6.7	$6.81	6.0	$7.79
Granted	1.0	6.83	1.6	5.24
Exercised	(0.1)	4.48	(0.2)	4.23
Forfeited and expired	(0.5)	17.08	(0.7)	12.87
Outstanding, end of the year	7.1	$6.15	6.7	$6.81
Exercisable, end of the year	3.7	$7.16	3.3	$9.10

1	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2018 between the U.S. dollar and Canadian dollar was $0.7329/C$.

The following table summarizes information related to share options outstanding at December 31, 2018:

	Number	Weighted Average	Weighted Average Exercise
Range of Prices	Outstanding	Remaining Contractual	Price
C$/share	(millions)	Life (years)	(C$/share)
1.01 - 5.00	2.7	3.2	$3.56
5.01 - 10.00	3.6	4.2	6.41
10.01 - 15.00	0.8	0.3	13.17
	7.1	3.4	$6.15

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2018	2017
Weighted average risk-free interest rate	2%	1.1%
Weighted average expected volatility[1]	65%	66%
Weighted average dividend yield	0.00%	0.00%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$3.77	$2.89
Weighted average share price at grant date (C$ per share)	$6.83	$5.24
Weighted average exercise price (C$ per share)	$6.83	$5.24

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(b)	Full value award plans

(i) Full value award reserve

The Company has a reserve for deferred share units, restricted share units and performance share units for employees and directors with a maximum allotment of 13,756,762 common shares. As of December 31, 2018, the total number of shares in reserve was 10,355,715 of which 5,198,066 were outstanding and 5,157,649 were unallocated.

A summary of the status of the Company’s deferred share units and restricted share units issued to employees and directors under the full value award plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2018	2017
Outstanding, beginning of the year	4.6	3.7
Granted	2.0	2.2
Issued	(0.8)	(0.6)
Forfeited	(0.6)	(0.7)
Outstanding, end of the year	5.2	4.6

(ii) Summary of awards granted

Deferred share units

Effective January 1, 2017, directors can elect to receive the equity portion of their annual retainer in the form of deferred share units or restricted share units. Deferred share units vest at the end of each year and are released upon a director leaving the Board. The deferred share units are equity settled and have no cash settlement alternatives. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the deferred share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2018	2017
Weighted average risk-free interest rate	1.7%	0.7%
Weighted average expected volatility[1]	44%	76%
Weighted average dividend yield	0.00%	0.00%
Weighted average expected life of deferred share units issued (years)	1.0	1.0
Weighted average grant-date fair value (C$ per share)	$7.26	$5.19
Weighted average share price at grant date (C$ per share)	$7.26	$5.19

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.

Restricted share units

Executive officers, directors and certain employees are granted restricted share units from the full value award reserve on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2018	2017
Weighted average risk-free interest rate	1.9%	0.8%
Weighted average expected volatility[1]	64%	72%
Weighted average dividend yield	0.00%	0.00%
Weighted average expected life of restricted share units issued (years)	3.0	2.9
Weighted average grant-date fair value (C$ per share)	$6.76	$5.24
Weighted average share price at grant date (C$ per share)	$6.76	$5.24

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

28.	COST OF SALES

	Years ended December 31,
	2018	2017
Operating costs[1]	$662.2	$632.3
Royalties	46.5	44.3
Depreciation expense[2]	265.4	265.4
	$974.1	$942.0

1	Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

29.	GENERAL AND ADMINISTRATIVE EXPENSES

		Years ended December 31,
	Notes	2018	2017
Salaries		$23.1	$24.0
Director fees and expenses		0.9	1.0
Professional and consulting fees		5.6	5.8
Other administration costs		4.7	4.4
Share-based compensation		7.4	5.2
Gain on cash flow hedge	21 (c)	(0.4)	(0.7)
Depreciation expense		0.8	0.6
		$42.1	$40.3

30.	OTHER EXPENSES

		Years ended December 31,
	Notes	2018	2017
Changes in asset retirement obligations at closed sites	17 (a)	$7.3	$7.5
Write-down of assets		9.2	2.5
Other		5.0	8.3
		$21.5	$18.3

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

31.	FINANCE COSTS

		Years ended December 31,
	Notes	2018	2017
Interest expense		$2.7	$7.1
Credit facility fees		4.9	2.9
Accretion expense	17 (a)	1.2	0.9
		$8.8	$10.9

Total interest paid during the year ended December 31, 2018 was $28.4 million (December 31, 2017 - $32.7 million). Interest paid relates to interest charges on notes, credit facilities and finance leases.

32.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Years ended December 31,
	Notes	2018	2017
Interest income		$13.3	$9.4
Gain (loss) on non-hedge derivatives and warrants	21 (d)	(9.1)	3.1
Gain on sale of a 30% interest in the Côté Gold Project	10	—	19.2
Amortization of gains related to flow-through common shares	24	—	3.6
Loss on redemption of 6.75% Senior Notes	20 (a)	—	(20.2)
Write-down of related party loan receivable	37	(10.9)	—
Other gains		0.7	1.6
		$(6.0)	$16.7

33.	EXPENSES BY NATURE

The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses.

	Years ended December 31,
	2018	2017
Salaries, short-term incentives, and other benefits	$210.2	$208.7
Share-based compensation	8.0	5.5
Other	3.8	3.3
	$222.0	$217.5

34.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2018	2017
Share-based compensation	27	$8.4	$5.9
Effects of exchange rate fluctuation on restricted cash		0.3	(1.6)
Amortization of gains related to flow-through common shares	32	—	(3.6)
Changes in estimates of environmental indemnities at closed sites	30	7.3	7.5
Other		2.7	1.4
		$18.7	$9.6

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2018	2017
Receivables and other current assets	$(11.9)	$(1.8)
Inventories and non-current ore stockpiles	(87.8)	(21.3)
Accounts payable and accrued liabilities	2.4	24.4
	$(97.3)	$1.3

(c)	Other investing activities

		Years ended December 31,
	Notes	2018	2017
Disposal (acquisition) of investments		$(0.80)	$9.0
Advances to related parties	37	(1.2)	(5.9)
Repayments from related parties	37	12.6	1.0
Prepayment for other assets		(2.9)	—
Other		—	0.3
		$0.5	$4.4

(d)	Reconciliation of long-term debt arising from financing activities

	Notes	2018	2017
Balance, beginning of the year		$391.6	$485.1
Net proceeds from issuance of 7% Senior Notes	20 (a)	—	393.6
Non-cash changes:
Amortization of deferred financing charges		0.8	0.9
Change in fair value of embedded derivative	21 (d)	6.1	(2.6)
Loss on redemption of 6.75% Senior Notes	20 (a)	—	20.2
Repayment of 6.75% Senior Notes	20 (a)	—	(505.6)
Balance, end of the year		$398.5	$391.6

35.	REVERSAL OF IMPAIRMENT CHARGES

		Years ended December 31,
	Notes	2018	2017
Suriname CGU[1]
Property, plant and equipment	14	$—	$124.1
Côté Gold Project
Exploration and evaluation assets	15	—	400.0
		$—	$524.1

1	The Suriname CGU consists of Rosebel Gold Mines N.V. and Euro Resources S.A.

Property, plant and equipment

On July 26, 2017 (effective June 30, 2017), the Company identified a significant increase in reserves and resources and corresponding extension of the life of mine ("LOM") for the Rosebel mine, which were considered to be an indicator of reversal of a previous impairment charge, as they represented a significant change in the key inputs used to determine the cash generating unit's ("CGU") recoverable amount. As a result, an assessment was performed for the Company’s Suriname CGU, and it was determined that the recoverable amount, representing the CGU’s fair value less cost of disposal ("FVLCD"), exceeded the carrying amount. This resulted in a reversal of the impairment charge recorded in 2013, which was limited to the carrying amount of the Suriname CGU that would have been determined had no impairment charge been recognized in prior years, net of depreciation charges. The pre-tax and after-tax amounts of impairment reversal recorded in the Company’s Consolidated statements of earnings in 2017 were $124.1 million and $79.9 million, respectively.

The significant estimates and assumptions used in determining the FVLCD for the CGU were LOM production profiles, future commodity prices, reserves and resources, discount rate, values of un-modeled mineralization and capital expenditures. The estimates of future cash flows were derived from the most recent LOM of approximately 11 years, which is based on Management’s current best estimates of optimized mine and processing plans, future operating costs and capital expenditures. For the assessment, the Company used an estimated gold price of $1,225 per ounce for the first 5 years starting 2018, decreasing to $1,200 per ounce for 2023 and beyond.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

The future cash flows used to calculate the recoverable amount of the CGU were discounted using a real weighted average cost of capital of 6%, which reflects specific market risk factors. Un-modeled mineralization for the CGU was valued at $45 per ounce. Oil price is a component of cash costs of production and was estimated based on the current price, forward prices, forecasts of future prices from third-party sources and the Company’s hedging program.

As at December 31, 2018, the Company's impairment review indicated that the facts and circumstances did not represent an indication of potential impairment or reversal of previously recognized impairment. As a result, there were no impairment charges or reversals of previously recognized impairment recorded in the consolidated financial statements for the year ended December 31, 2018.

Exploration and evaluation assets

On June 5, 2017, upon entering into a definitive Investment Agreement with SMM for the sale of a 30% interest in the Côté Gold Project (note 10), the Company performed an assessment of whether the previous impairment charge on the Project was reversible. The Company determined that the consideration agreed to by SMM indicated the recoverable amount exceeded the carrying amount, which resulted in the reversal of the previously recorded impairment charge of $400 million. The reversal is limited to the carrying amount that would have been determined had no impairment charge been recognized in prior years.

At December 31, 2018, the Company's impairment review indicated that the facts and circumstances did not represent an indication of potential impairment. As a result, there were no impairment charges recorded in the consolidated financial statements for the year ended December 31, 2018.

36.	COMMITMENTS

	December 31,	December 31,
	2018	2017
Purchase obligations	$110.2	$76.4
Capital expenditure obligations	36.6	29.7
Finance lease obligations	9.8	—
Operating leases	16.3	17.5
	$172.9	$123.6

(a) Commitments – payments due by period

	Payments due by period
As at December 31, 2018	Total	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Purchase obligations	$110.2	$107.2	$2.0	$0.8	$0.2
Capital expenditure obligations	36.6	31.8	2.3	2.3	0.2
Finance lease obligations	9.8	2.4	4.9	2.5	—
Operating leases	16.3	6.5	8.2	0.6	1.0
	$172.9	$147.9	$17.4	$6.2	$1.4

(b) Royalties included in cost of sales

Production from certain mining operations is subject to third party royalties (included in the Cost of sales) based on various methods of calculation summarized as follows:

	December 31,	December 31,
	2018	2017
Essakane[1]	$25.0	$22.3
Rosebel[2]	21.5	22.0
	$46.5	$44.3

1

Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

2

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

37.	RELATED PARTY TRANSACTIONS

	(a)	Receivables and other current assets from related parties

The Company had the following related party transactions included in Receivables and other current assets and in Other non-current assets in the Consolidated balance sheets:

		Years ended December 31,
	Notes	2018	2017
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year		$0.1	$0.2
Advances		0.3	0.9
Repayments		(0.3)	(1.0)
Balance, end of the year	11	$0.1	$0.1
Sadiola Sulphide Project (LIBOR plus 2%)[1]
Balance, beginning of the year		$36.3	$31.3
Advances		0.9	5.0
Repayments		(12.3)	—
Write-down of receivable[2]	32	(10.9)	—
Balance, end of the year	16	$14.0	$36.3

1

These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.

2	Write-down of receivable due to a decrease in the fair value of collateral.

During the year ended December 31, 2018, the Company spent $0.9 million (December 31, 2017 - $nil) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment (note 17).

(b)	Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2018	2017
Salaries and other benefits[1]	$7.1	$5.4
Share-based payments	4.4	3.6
	$11.5	$9.0

1	Salaries and other benefits include amounts paid to directors.

38.	SEGMENTED INFORMATION

The Company’s gold mines are divided into geographic segments as follows:

•	Burkina Faso - Essakane mine;
•	Suriname - Rosebel mine;
•	Canada - Doyon division, including Westwood mine;
•	Incorporated joint ventures (Mali) - Sadiola mine (41%) and Yatela mine, which is in closure (40%).

The Company’s non-gold segments are divided as follows:

•	Exploration and evaluation and development; and
•	Corporate - includes royalty interests located in Canada and investments in associates and incorporated joint ventures.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

	December 31, 2018			December31,2017
	Total non-			Total non-
	current	Total	Total	current	Total	Total
	assets	assets	liabilities	assets	assets	liabilities
Gold mines
Burkina Faso	$865.3	$1,110.6	$210.6	$849.3	$1,070.7	$204.8
Suriname	674.3	847.1	292.9	643.3	825.4	256.0
Canada	717.2	747.7	207.1	697.0	717.0	205.3
Total gold mines	2,256.8	2,705.4	710.6	2,189.6	2,613.1	666.1
Exploration and evaluation and
development	465.6	548.8	11.8	437.8	483.4	9.6
Corporate[1]	151.7	706.8	446.0	178.5	870.4	444.4
Total per consolidated financial statements	$2,874.1	$3,961.0	$1,168.4	$2,805.9	$3,966.9	$1,120.1
Incorporated joint ventures (Mali)[2]	$103.1	$166.0	$123.6	$128.9	$179.9	$149.6

1	The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.
2

The breakdown of the financial information for the incorporated joint ventures has been disclosed above as it is reviewed regularly by the Company's CODM to assess the performance of the incorporated joint ventures and to make resource allocation decisions.

Year ended December 31, 2018

	Consolidated statements of earnings information
				General			Earnings
		Cost of	Depreciation	and			(loss) from	Net capital
	Revenues	sales[1]	expense[2]	administrative[3]	Exploration	Other	operations	expenditures[4]
Gold mines
Burkina Faso	$564.1	$338.0	$135.1	$—	$—	$7.0	$84.0	$158.2
Suriname	386.0	260.7	82.7	—	4.6	1.6	36.4	64.7
Canada	160.5	110.0	45.0	—	—	7.4	(1.9)	55.1
Total gold mines excluding incorporated joint ventures	1,110.6	708.7	262.8	—	4.6	16.0	118.5	278.0
Exploration and evaluation and development[5]	—	—	—	—	34.6	0.7	(35.3)	17.8
Corporate[6]	0.4	—	2.6	42.1	—	4.8	(49.1)	5.1
Total per consolidated financial statements	1,111.0	708.7	265.4	42.1	39.2	21.5	34.1	300.9
Incorporated joint ventures (Mali)[7]	76.5	55.0	1.8	—	0.2	3.5	16.0	1.2
	$1,187.5	$763.7	$267.2	$42.1	$39.4	$25.0	$50.1	$302.1

1	Excludes depreciation expense.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.
5	Closed site costs on Exploration and evaluation properties included in other expenses.
6	Includes earnings from royalty interests.
7

Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018

Year ended December 31, 2017

	Consolidated statements of earnings information
				General				Earnings
		Cost of	Depreciation	and		Impairments		(loss) from	Net capital
	Revenues	sales[1]	expense[2]	administrative[3]	Exploration	(reversals)	Other	operations	expenditures[4]
Gold mines
Burkina Faso	$547.4	$340.1	$132.6	$—	$—	$—	$—	$74.7	$82.4
Suriname	385.6	231.0	83.8	—	5.0	(116.0)	2.7	179.1	59.4
Canada	161.5	105.5	45.3	—	—	—	6.2	4.5	61.1
Total gold mines excluding incorporated joint ventures	1,094.5	676.6	261.7	—	5.0	(116.0)	8.9	258.3	202.9
Exploration and evaluation and development[5]	—	—	0.2	0.2	33.4	(400.0)	0.9	365.3	5.3
Corporate[6]	0.4	—	3.5	40.1	—	(8.1)	8.5	(43.6)	2.3
Total per consolidated financial statements	1,094.9	676.6	265.4	40.3	38.4	(524.1)	18.3	580.0	210.5
Incorporated joint ventures (Mali)[7]	82.1	59.4	1.6	—	1.4	—	—	19.7	10.0
	$1,177.0	$736.0	$267.0	$40.3	$39.8	$(524.1)	$18.3	$599.7	$220.5

1	Excludes depreciation expense.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.
5	Closed site costs on Exploration and evaluation properties included in other expenses.
6	Includes earnings from royalty interests.
7

Net earnings from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

39.	SUBSEQUENT EVENTS

On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks whereby the Company will receive a cash prepayment amount of $170 million in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce. The cost of the Arrangement is 5.38% per annum.

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (“Yatela”), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

IAMGOLD CORPORATION
2018 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2018